ARMLOGI HOLDING CORP.

November 9, 2023

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Joanna Lam
Raj Rajan
Michael Purcell
Kevin Dougherty

Re:	Armlogi Holding Corp.
Registration Statement on Form S-1
Filed September 25, 2023
File No. 333-274667

Ladies and Gentlemen:

This letter is in response to the letter dated October 16, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Armlogi Holding Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Dilution, page 30

1. Please revise to present dilution per share assuming the underwriter’s over-allotment is exercised in full.

In response to the Staff’s comments, we revised our disclosure on pages 30 to 31 of the Amended Registration Statement to present dilution per share assuming the underwriter’s over-allotment is exercised in full.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

2. You disclose changes in gross profit margin period over period. From fiscal year ended June 30, 2021 compared to June 30, 2022 you disclose your margin decreasing from 18.1% to 11.3% with the fixed costs of opening additional warehouses experiencing higher increases than revenue growth. For the nine-months ended March, 31, 2022 versus nine-months ended March 31, 2023, however, you disclose an increase in gross margin from 9.6 to 21.9% primarily due to “increased revenue resulting from strategic pricing changes, particularly with a shift towards emphasizing profits through FedEx’s surcharges rather than through the transportation charge alone.” Please explain the difference between transportation charges and surcharge pricing. Additionally, if changes in price have materially impacted revenues, please also disclose the extent to which such changes in revenue are attributable to changes in prices or to changes in volume.

In response to the Staff’s comments, we respectfully advise that transportation charges represent basic shipping charges and surcharges represent additional charges for packages that exceed weight limits and/or size limits. We have not significantly changed our pricing, including the transportation charges and surcharges, during the fiscal year ended June 30, 2023. As such, we revised our disclosure on page 36 of the Amended Registration Statement to remove the discussion regarding pricing changes.

In addition, we respectfully advise that the growth of our revenue during the fiscal year ended June 30, 2023, compared to the prior fiscal year, was primarily attributable to an increase in shipment volume, since changes in pricing did not have a material impact on our revenue in fiscal 2023. Therefore, we revised our disclosure on page 36 of the Amended Registration Statement to explain the reason for the increase in gross margin in the fiscal year ended June 30, 2023 compared to the prior fiscal year.

Executive and Director Compensation, page 69

3. Please provide your analysis if Tong Wu should be disclosed as one your two most highly compensated executive officers other than the PEO. See Item 402(m) of Regulation S-K.

In response to the Staff’s comments, we revised our disclosure on page 66 of the Amended Registration Statement to disclose Tong Wu’s compensation as one of our two most highly compensated executive officers other than the PEO.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Aidy Chou
Name:	Aidy Chou
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC